▪	Filed by Silver Crest Acquisition Corp pursuant to Rule 425 under the Securities Act of 1933
▪	Subject Company: TH International Ltd
▪	Commission File No. 333-259743

October 2021 Investor Presentation Tim Hortons China (“Tims”)

1 Disclaimer and Risk Factors 1 The information provided in this presentation pertaining to the proposed business combination (the “Business Combination”) between TH International Limited (together with its subsidiaries, “THIL”) and Silver Crest Acquisition Corporation (“Silver Crest”) is being delivered for informational purposes only and is not an offer to sell or a solicitation of a proxy, consent or authorization or of an offer to buy with respect to any securities, options, futures or other derivatives related to or in respect of the proposed Business Combination in any jurisdiction. The presentation has not been endorsed by Restaurant Brands International Inc. or any its subsidiaries, affiliates, officers, directors, agents, employees and advisors (collectively, “Identified Persons”). The grant of the Tim Horton franchise rights to THIL by Tim Hortons Restaurant International GmbH (“THRI”), an affiliate of Restaurant Brands International Inc., pursuant to the Master Franchise and Development Agreement and the Company Franchise Agreements, should not be construed as an express or implied approval or endorsement by any Identified Persons of any statement regarding performance of THIL (financial or otherwise) in this presentation or the Business Combination. The enforcement or waiver of any obligation of THIL under the Master Franchise and Development Agreement or the Company Franchise Agreements is generally a matter of THRI’s sole discretion. You should not rely on any representation, assumption or belief that THRI will waive any obligations of THIL under those agreements. No legally binding obligations will be created, implied, or inferred from this presentation or the information contained herein. The information herein does not purport to be all-inclusive. The data contained herein was obtained from various sources, including certain third parties, and has not been independently verified. While the information in this presentation is believed to be accurate, THIL, Silver Crest and their respective agents, advisors, directors, officers, employees and shareholders make no representation or warranties, expressed or implied, as to the accuracy, completeness or reliability of such information. Neither THIL, Silver Crest, nor any of their respective affiliates, agents, advisors, directors, officers, employees and shareholders shall have any liability whatsoever, under contract, tort, trust or otherwise, to you or any person resulting from the use of the information in this presentation by you or any of your representatives or for omissions from the information in this presentation. We reserve the right to amend or replace the information contained herein, in part or entirely, at any time, and undertake no obligation to provide you with access to the amended information or to notify you thereof. Forward-Looking Statements Certain information in this presentation and oral statements made in any meeting are forward-looking and relate to THIL and its anticipated financial position, business strategy, events and courses of action. Words or phrases such as “anticipate”, “objective”, “may”, “will”, “might”, “should”, “could”, “can”, “intend”, “expect”, “believe”, “estimate”, “predict”, “potential”, “plan”, “is designed to” or similar expressions suggest future outcomes. Without limiting the generality of the foregoing, the forward-looking statements in this presentation include a model of annual revenues, Adjusted Company EBITDA and Adjusted Store EBITDA for THIL under various operational assumptions (referred to as the “Illustrative Model”). Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those anticipated in the forward- looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. We cannot guarantee future results, level of activity, performance or achievements and there is no representation that the actual results achieved will be the same, in whole or in part, as those set out in the forward-looking statements. By their nature, forward-looking statements, including the Illustrative Model, involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts and other forward-looking information will not occur, which may cause THIL’s actual performance and financial results in future periods to differ materially from any estimates of future performance, illustrations of performance results or results expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially from expectations include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the Business Combination; the outcome of any legal proceedings that may be instituted against THIL, Silver Crest or others following the announcement of the Business Combination and any definitive agreements with respect thereto; the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of Silver Crest, to have sufficient cash available to complete the Business Combination or to satisfy other conditions to closing; changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; the ability to meet stock exchange listing standards following the consummation of the Business Combination; the risk that the Business Combination disrupts current plans and operations of THIL as a result of the announcement and consummation of the Business Combination; the ability to recognize the anticipated benefits of the Business Combination; and the other risks and uncertainties set forth in Silver Crest’s periodic reports filed with the SEC, including but not limited to in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Silver Crest’s annual report on Form 10-K for the year ended December 31,2020 as updated by Silver Crest’s quarterly report on Form 10-Q for the quarters ended March 31, 2021 and June 30, 2021. The forward-looking statements, including the Illustrative Model, contained in this presentation are expressly qualified by this cautionary statement. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. Readers are cautioned not to place undue reliance on forward-looking statements. This presentation, including the Illustrative Model, includes certain financial measures not presented in accordance with United States generally accepted accounting principles (“GAAP”). These non-GAAP financial measures are not measures of financial performance in accordance with GAAP and may exclude items that are significant in understanding and assessing financial results. Therefore, these measures should not be considered in isolation or as an alternative to net income, cash flows from operations or other measures of profitability, liquidity or performance under GAAP. You should be aware that the presentation of these measures may not be comparable to similarly-titled measures used by other companies. THIL believes these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends. These non-GAAP financial measures are subject to inherent limitations as they reflect the exercise of judgments about which expense and income are excluded or included in determining these non- GAAP financial measures. Due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from these illustrative measures, together with some of the excluded information not being ascertainable or accessible, THIL is unable to quantify certain amounts that would be required to be included in the most directly comparable GAAP financial measures without unreasonable effort. Consequently, no disclosure of estimated comparable GAAP measures is included and no reconciliation of the forward-looking non- GAAP financial measures is included. This Illustrative Model contains financial scenarios with respect to THIL’s prospective financial scenarios. Independent auditors have not audited, reviewed, compiled or performed any procedures with respect to such financial scenarios for the purpose of their inclusion in this presentation, and accordingly, cannot express an opinion or provide any other form of assurance with respect thereto for the purpose of this presentation. These scenarios should not be relied upon as being necessarily indicative of future results. This presentation also contains certain financial projections, which are based upon a number of assumptions, estimates and forecasts that, while considered reasonable by THIL, are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond THIL’s control, and upon assumptions with respect to future business decisions which are subject to change. These projections may vary materially from actual results. THIL and its representatives make no representation that these projected results will be achieved. You should not place undue reliance on this information. THIL and its representatives assume no obligation to and do not undertake to update such projections. Inclusion of the Illustrative Model in this presentation should not be regarded as a representation by any person that the results contained therein will be achieved. In this presentation, THIL and Silver Crest rely on and refer to certain information and statistics obtained from third-party sources which they believe to be reliable. Neither THIL nor Silver Crest has independently verified the accuracy or completeness of any such third-party information.

2 Disclaimer and Risk Factors (Cont’d) 1 In connection with the proposed Business Combination, THIL has filed with the SEC a registration statement on Form F-4 containing a preliminary proxy statement and a preliminary prospectus, and after the registration statement is declared effective, Silver Crest will mail a definitive proxy statement/prospectus relating to the proposed Business Combination to its shareholders. This presentation does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. Silver Crest’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed Business Combination, as these materials will contain important information about Silver Crest, THIL and the Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed Business Combination will be mailed to shareholders of Silver Crest as of a record date to be established for voting on the proposed Business Combination. Shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov. Certain information contained herein is subject to the effects of the continued impact of the ongoing novel coronavirus outbreak (“COVID-19”) and related economic conditions, and have the potential to be revised to take into account further adverse effects of COVID-19 on THIL as well as the sectors in which THIL operates. The full impact of COVID-19 is particularly uncertain and difficult to predict but may have an adverse effect on the information contained herein. Trademarks and Trade names THIL and Silver Crest own or have rights to various trademarks, service marks and trade names that they use in connection with the operation of their respective businesses. This presentation also contains trademarks, service marks and trade names of third parties, which are the property of their respective owners. The use or display of third parties’ trademarks, service marks, trade names or products in this presentation is not intended to, and does not imply, a relationship with THIL or Silver Crest, or an endorsement or sponsorship by or of THIL or Silver Crest. Solely for convenience, the trademarks, service marks and trade names referred to in this presentation may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that THIL or Silver Crest will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks and trade names. Risk Factors THIL is subject to a broad spectrum of risks and uncertainties that may lead to actual events, results or performance to differ materially from what is represented in this presentation. Key risk factors include: • Risks related to the timing and likelihood of completing the transaction due to closing conditions not being satisfied or failure to obtain the necessary approvals from shareholders or regulators. • THIL has a limited operating history in China, which makes it difficult to predict its business, financial performance and prospects. • THIL may not be able to successfully execute its strategies, effectively manage its growth and the increasing complexity of its business. • Economic conditions have adversely affected, and may continue to adversely affect, consumer discretionary spending, which could negatively impact THIL’s business, financial condition and results of operations. • Uncertainties relating to the growth of China’s coffee industry and food and beverage sector could adversely affect THIL’s results of operations and business prospects. • Food safety concerns and concerns about the health risk of THIL’s products may have an adverse effect on THIL’s business. • The COVID-19 pandemic has adversely affected and is expected to continue to adversely affect THIL’s financial results, condition and prospects. • Changes in international trade policies and international barriers to trade, or the escalation of trade tensions, may have an adverse effect on THIL’s business. • If relations between China and the United States or China and Canada deteriorate, THIL’s business, results of operations and financial condition could be adversely affected. • If THIL fails to manage its inventory effectively, its results of operations, financial condition and liquidity may be materially and adversely affected. • THIL’s business is subject to seasonal fluctuations and unexpected interruptions. • Grant of share-based awards could result in increased share-based compensation expenses. • If THIL fails to acquire new customers or retain existing customers in a cost-effective manner, its business, financial condition and results of operations may be materially and adversely affected. • If THIL is unable to protect its customers’ credit card data and other personal information, it could be exposed to data loss, litigation, and liability, and its reputation could be significantly harmed. • THIL’s insurance may not be sufficient to cover certain losses. • If THIL does not successfully develop new products or product extensions or otherwise enhance customer experience, its business could suffer. • THIL may not be able to operate its stores in the manner consistent with the procedures, requirements or standards set by its franchise agreements with THRI, which in turn could materially and adversely affect its business, financial condition and results of operations. • THIL or its sub-franchisees may not be able to secure desirable store locations to maintain and effectively grow its store portfolios. • Opening new stores in existing markets may negatively affect sales at THIL’s existing stores. • THIL faces risks related to the fluctuations in the cost, availability and quality of its raw materials and pre-made products, which could adversely affect its results of operations. • THIL faces intense competition in China’s coffee industry and food and beverage sector. Failure to compete effectively could lower its revenues, margins and market share. • THIL’s franchise business model presents a number of risks. Its results are closely tied to the success of independent franchisees, over which it has limited control. • THIL’s e-commerce business and use of social media may expose it to new challenges and risks and may adversely affect its business, results of operations and financial condition. • THIL’s business is dependent on the strengths and market perception of its brand, and any failure to maintain, protect and strengthen its brand and reputation would hurt its business and prospects. • THIL may be subject to complaints from customers, litigation and regulatory investigations and proceedings from time to time. • Illegal actions or misconduct, or any failure by its third-party suppliers, service providers, retail partners or franchisees to provide satisfactory products or services could materially and adversely affect THIL’s business, reputation, financial condition and results of operations.

3 Disclaimer and Risk Factors (Cont’d) 1 Risk Factors (Cont’d) • Any lack of requisite approvals, licenses or permits applicable to THIL’s business may have a material and adverse impact on its business, financial condition and results of operations. • Any significant disruption in THIL’s technology infrastructure or its failure to maintain the satisfactory performance, security and integrity of its technology infrastructure would materially and adversely affect its business, reputation, financial condition and results of operations. • THIL relies on a limited number of third-party suppliers and service providers to provide products and services to it or to its customers, and the loss of any of these suppliers or service providers or a significant interruption in the operations of its third-party suppliers would negatively impact its business. • THIL’s success depends on the continuing efforts of its key management and experienced and capable personnel, as well as its ability to recruit new talent. • THIL is subject to a variety of laws and regulations regarding cybersecurity and data protection, and any failure to comply with applicable laws and regulations could have a material adverse effect on its business, financial condition and results of operations • Unexpected termination of leases, failure to renew the lease of THIL’s existing premises or to renew such leases at acceptable terms could materially and adversely affect THIL’s business. •A failure by THRI, or THIL to assist THRI, in protecting the intellectual property rights critical to THIL’s success could adversely affect its business, financial condition and results of operations. • THIL’s business operations are subject to various PRC laws and regulations, the interpretation and enforcement of which involve significant uncertainties, as the PRC legal system is evolving rapidly. • Industry data, projections and estimates contained in this presentation are inherently uncertain, subject to interpretation and may not have been independently verified. The foregoing summarizes certain of the general risks related to the business of THIL, and such list is not exhaustive. The foregoing list has been prepared solely for purpose of assisting interested parties in making their own evaluation with respect to the Business Combination and not for any other purpose. You should carefully consider these risks and uncertainties together with the other available information and should carry out your own diligence and consult with your own financial and legal advisors.A more expansive description of the key risk factors has been filed with the SEC as part of the Form F-4 registration statement referred to above and in subsequent filings with the SEC, and such risk factors are more extensive than, and may differ significantly from, the above summary. Important Information and Where to Find It This document does not contain all the information that should be considered concerning the proposed Business Combination. It does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. It is not intended to form the basis of any investment decision or any other decision in respect of the proposed Business Combination. In connection with the proposed Business Combination, THIL has filed with the SEC a registration statement on Form F-4 (the “Registration Statement”), which includes a preliminary proxy statement / prospectus with respect to the Business Combination. The definitive proxy statement / prospectus and other relevant documentation will be mailed to Silver Crest shareholders as of a record date to be established for purposes of voting on the Business Combination. Silver Crest shareholders and other interested persons are advised to read, when available, the preliminary proxy statement / prospectus and any amendments thereto, and the definitive proxy statement / prospectus in connection with the solicitation of proxies for the extraordinary general meeting to be held to approve the transactions contemplated by the proposed Business Combination because these materials will contain important information about THIL, Silver Crest and the proposed transactions. Shareholders will also be able to obtain a copy of the preliminary proxy statement / prospectus and the definitive proxy statement / prospectus once they are available, without charge, at the SEC’s website at http://sec.gov or by directing a request to: Silver Crest Acquisition Corporation, Suite 3501, 35/F, Jardine House, 1 Connaught Place, Central, Hong Kong. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. Participants in the Solicitation Silver Crest, THIL and their respective directors and executive officers, other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction described in this communication under the rules of the SEC. Information about the directors and executive officers of Silver Crest is set forth in Silver Crest’s IPO Prospectus dated January 13, 2021 filed with the Securities and Exchange Commission on January 15, 2021. Information regarding other persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders in connection with the potential transaction and a description of their interests will be set forth in the Registration Statement when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above. No Offer or Solicitation This communication is for informational purpose only and not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of THIL or Silver Crest, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933, as amended.

4 Presenters 2 Silver Crest Acquisition Corporation Tim Hortons China Leon Meng Chairman Derek Cheung CEO Yongchen Lu CEO Bin He CCO Dong (Albert) Li CFO Peter Yu Chairman Gregory Armstrong Director

5 Creating a New Leader in the High-Growth Consumer Sector in China Silver Crest Acquisition Corporation 20+ years experience providing growth capital globally, building 60 market leaders across 40 countries Strategic relationships with 3G & RBI, owners of the Tim Hortons, Burger King, and Popeyes brands 15+ years of investment success in China Sponsor with: Track record of creating industry leaders in China 3

6 Full roll-over of existing shareholders underscores long-term commitment to Tims Deep & long-vesting ESOP underscores management commitment to Tims Shareholders with Track Record of Backing Leaders Experienced Management Team Supported by Blue Chip Shareholders

7 01. Tims Overview 5

8 Our Vision: 2,750+ Profitable Stores by 2026 34 137 388 733 1,163 1,678 2,203 2,753 2019 2020 2021E 2022E 2023E 2024E 2025E 2026E Systemwide Stores in China 3.9MM Loyalty club growing 400%+ CAGR (3) #1 Fastest growing coffee market globally (1) 19x Team with proven record of growth (2) 34.8% Same-store sales growth (1H21) ¥$ Store-level profitable for 2020 and first half of 2021 (4) 70%+ Digital ordering (3) 6 IMPORTANT REMINDER: All information, including any forward-looking statement, should be considered in light of and subject to slides 1-3 “Disclaimer and Risk Factors” ____________________ Notes: Projected figures (2021-2026 and onwards) based on Tims management estimates (1) Source: “Global Market Trajectory & Analytics,” Research and Markets (2020) (2) Management & sponsor led Burger King China’s expansion from ~60 to 1,200+ stores (3) June 2021 (4) Based on Adjusted store contribution, excluding store pre-opening costs & expenses and non-cash rental adjustment, defined more fully on page 27

9 Our Philosophy Continuous Innovation Genuine Community World-Class Execution Data-Driven Decision-Making True Local Relevance Absolute Convenience

10 True Local Relevance Beijing Chongqing Hangzhou

11 Continuous Innovation 30 Attention-Getting Products Every Year Sichuan Beef Wrap Peach & Coconut Latte Salted Egg Yolk Timbits Potato Chip Mocha Ordering Community Data- Driven Culture Food Safety Training Supply Chain Marketing 9 IMPORTANT REMINDER: All information, including any forward-looking statement, should be considered in light of and subject to slides 1-3 “Disclaimer and Risk Factors”

12 Building a Genuine Community Food & Beverages Entertainment eSports Health Initiatives Multiple Partnerships to Expand Community Cosmetics 10

13 Providing Absolute Convenience Three formats strategically deployed to maximize convenience & network effects “今天粉粉 的” Flagship Stores Classic Stores “Tims Go” Stores Flagship Classic Tims Go Flagship Classic Tims Go Mobile ordering to streamline customer experience Delivery to increase our reach & efficiency 28% 38% 34% In Store (POS) Home Delivery Mobile Delivery Mobile 11 Ele.me Sales by Channel (1) ____________________ (1) June 2021

14 02. Investment Highlights 12

15 World’s Fastest Growing Coffee Market 1 2 Differentiation: Quality Food & Value for Money 6 Experienced Management Team Supported by Blue Chip Shareholders Investment Highlights 3 Best-in-Class Digital Capabilities 5 World-Class Development Expertise & High-Visibility Pipeline 4 High Quality & Robust Local Supply Chain 13

16 1 World’s Fastest Growing Coffee Market Coffee Consumption per Capita (2020) 5.7 28.4 157.9 2013 2017 2023E (RMB bn) Rapid Historic & Forecast Growth 0 100 200 300 400 500 600 700 800 (Cups per year) ____________________ Source: Frost & Sullivan, International Coffee Organization, Statista Consumer Market Outlook/FAS 14

17 Digital DNA – pervading everything from customer engagement to supply chain Compelling price point for high-quality coffee delivers strong value-for-money to customers Quality, freshly prepared, & locally relevant food Beverage Food Digital Value Convenience Starbucks McCafe Greybox Coffee luckin Coffee Tim Hortons Costa Coffee (RMB) 10 15 20 25 30 35 40 45 Americano (16oz) Latte (16oz) Key Relative Strengths and Opportunities 2 Competitive Pricing Strategy China’s Coffee Chain Landscape (1) Differentiation: Quality Food & Value for Money 15 IMPORTANT REMINDER: All information, including any forward-looking statement, should be considered in light of and subject to slides 1-3 “Disclaimer and Risk Factors” ____________________ (1) Represents subjective judgment of Tims management

18 3 Best-in-Class Digital Capabilities: Building Community Brand awareness and influence increasing on various digital platforms 16

19 Loyalty Club Members Mobile Ticket Count 3 Best-in-Class Digital Capabilities: Driving Growth 0 500 1,000 1,500 2,000 2,500 3,000 3,500 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 (mm) 17 (thousands) 0.0 1.0 2.0 3.0 4.0 May 2020 Jun 2020 Jul 2020 Aug 2020 Sep 2020 Oct 2020 Nov 2020 Dec 2020 Jan 2021 Feb 2021 Mar 2021 Apr 2021 May 2021 Jun 2021 3.9

20 Bakery 17% Coffee 14% Dairy 31% Others 18% Protein 6% Packaging 14% Tier 1 Supplier Yian Xinguo, Fuchon Coffee Dairy Bakery Packaging Tier 2 Supplier Protein Weidao / Longda Bright Key Suppliers by Product Categories Purchase Mix by Category High Quality & Robust Local Supply Chain 4 18

21 High Quality & Robust Local Supply Chain (Cont’d) e‐Expiry Mini Application & Associated Labels Routine Audits ① ② ③ ④ ⑤ ⑥ ⑦ Food safety is at the core of everything we do Several layers of internal & external defense Inventory Tracking System Ingredient Name Expiry Date Batch Record Batch Details Digital Inventory Management Systems Rigorous Food Safety Control ____________________ 1. 10-inch pie crust, original flavor; 2. Unit: pack; 3. Cold storage; 4. Defrosting: Dec 14 2020 09:40; 5. Use before: Dec 15 2020 09:40; 7. Expiration Date: Dec 16 2020; 7. Disposal: Wednesday / yellow (1) 4 19

22 63 652 1,200 Jun 2012 2016 Sep 2020 From 60 to 219 stores in 12 months More than 200 sites in negotiation or construction (1) Team with proven record of rapid & profitable expansion System-wide Stores (2) + World-Class Development Expertise & High-Visibility Pipeline 5 34 137 388 733 1,163 1,678 2,203 2,753 2019 2020 2021E 2022E 2023E 2024E 2025E 2026E Systemwide Stores in China 20 IMPORTANT REMINDER: All information, including any forward-looking statement, should be considered in light of and subject to slides 1-3 “Disclaimer and Risk Factors” ____________________ Notes: Projected figures (2021-2026 and onwards) based on Tims management estimates (1) June 2021 (2) Wall Street Journal (Jun 2012), TFI TAB Food Investments F-1 filling (2016), Bloomberg (Sep 2020)

23 5 2021 Store Opening Pipeline above Plan (1) 137 82 71 199 388 0 50 100 150 200 250 300 350 400 450 500 12/31/2020 Opened Net Openings in 2021 to Date Under Contract/ In Construction Site Approved/ In Negotiation 12/31/21 Plan World-Class Development Expertise & High-Visibility Pipeline (Cont’d) 489 21 IMPORTANT REMINDER: All information, including any forward-looking statement, should be considered in light of and subject to slides 1-3 “Disclaimer and Risk Factors” ____________________ Notes: Projected figures (2021-2026 and onwards) based on Tims management estimates (1) As of June 30, 2021

6

# Experienced Management Team Supported by Blue Chip Shareholders



**Yongchen Lu**
CEO
BURGER KING 汉堡王 | CARTESIAN capital group



**Dong (Albert) Li**
CFO
Bank of America Merrill Lynch | KPMG



**Bin He**
CCO
BURGER KING 汉堡王 | CARTESIAN capital group



**Michael Li**
CDO
BURGER KING 汉堡王 | Speed Dinner



**Jason Ge**
GM: HR & East Region
BURGER KING 汉堡王 | BURBERRY



**Jack Zhang**
Online MKT DGM
贝壳 | DiDi



**Sissy Huang**
Offline MKT DGM
Starbucks | 万达集团 WANDA GROUP



**Carter Xia**
Innovation GM
盒马 | CONAGRA



**Robin Zhou**
North Region GM
BURGER KING 汉堡王 | adidas



**Anny Li**
South Region GM
YumChina



**Cory Yu**
West Region GM
McDonald's



**Joyce Xuan**
OE/Ops Training Dir.
BURGER KING 汉堡王 | YumChina



**Gustavo Wang**
SCM Director
COSTA COFFEE | Starbucks



**William Wang**
Sr. Legal Director
BURGER KING 汉堡王

24

25 03. Financial Information

26 28 26 34 66 86 103 0 20 40 60 80 100 120 4Q19A 1Q20A 2Q20A 3Q20A 4Q20A 1Q21A Strong Execution & Demonstrated Resilience Despite COVID (23.5%) 16.1% 34.8% (30%) (20%) (10%) 0% 10% 20% 30% 40% 50% 2Q20 2H20 1H21 ____________________ Note: (1) Includes quarterly SSS data averaged for periods shown Quarterly Performance Same-Store Sales Growth (1) GAAP Revenue (RMB mm)

# Significant Revenue Growth & Margin Expansion

## Revenue [1]

(RMB mm)



57
212
671
1,579
2,786
4,229
5,896
7,637
21E-26E CAGR: 63%
2019A
2020A
2021E
2022E
2023E
2024E
2025E
2026E

## Adjusted Store EBITDA (Company-Owned Stores) [2]

| Margin | 5.5% | 9.0% | 12.2% | 14.9% | 17.0% | 19.2% |
|---|---|---|---|---|---|---|

(RMB mm)



37
143
341
630
1,005
1,464
CAGR: 109%
2021E
2022E
2023E
2024E
2025E
2026E

## Adjusted Store EBITDA (Illustrative Excluding Store Rent) [3]

| Margin | 25.9% | 28.6% | 30.8% | 32.5% | 33.7% | 34.8% |
|---|---|---|---|---|---|---|

*Note: Projected figures (2021-2026 and onwards) based on Tims management estimates*

*(1) 2019A and 2020A are GAAP revenue and 2021-2026 are management projections of company-owned store revenue which differs slightly from GAAP revenue*

*(2) THIL defines Adjusted Store EBITDA as net loss adjusted by interest income, foreign currency transaction gain/(loss), depreciation and amortization, deferred revenue related to customer loyalty program, input VAT refund, other income, other operating costs and expenses, other revenues, costs of other revenue, general and administrative expenses, corporate marketing expenses, store pre-opening costs and expenses and non-cash rental adjustment*

*(3) Illustrative for comparison to comparables which exclude store-level rent from EBITDA*

IMPORTANT REMINDER: All information, including any forward-looking statement, should be considered in light of and subject to slides 1-3 "Disclaimer and Risk Factors"

27

28 Four Drivers of Performance 1.00 1.28 1.33 1.75 Illustrative EBITDA Margin Multiplier by Density (4) Entry Low Medium High Store Density Drives EBITDA ____________________ Note: Projected figures (2021-2026 and onwards) based on Tims management estimates (1) Average annual growth 2018-2022; Source: QSR magazine (2018) (2) Average annual growth from 2021-2023; Source: CMB International (April 2021) (3) Excludes Tims Go (4) Derived from a relevant food service company; figures based on management estimates and public sources Upside Increase delivery to reduce dependence on stores Individual club members increase consumption ~20% per year Build local roastery to reduce costs & increase innovation Accelerate sub-franchise strategy & explore strategic relationships Change 2020 – 2026 8.0% p.a. (avg.) (3) -1.3 pp p.a. (avg.) 2021: 251 2022: 345 2023: 430 2024: 515 2025: 525 2026: 550 Driver Rent Same-Store Sales Growth COGS Efficiencies New store openings Context Δ’19-‘20:-0.3 pp 2H20: 16% 1H21: ~35% Δ’19-‘20:-9.9 pp 600+ p.a. (1) 850+ p.a. (2) IMPORTANT REMINDER: All information, including any forward-looking statement, should be considered in light of and subject to slides 1-3 “Disclaimer and Risk Factors” -1.1 pp p.a. (avg.)

29 04. Transaction Summary & Valuation Discussion

30 Transaction Overview Valuation • The transaction implies an enterprise value of $1.688 billion for Tims China Capital Structure • Existing Tims shareholders will “rollover” their equity into the post-closing company • Existing Tims shareholders will own ~80% of the pro forma equity Transaction Structure • Tims and Silver Crest Acquisition Corporation (NASDAQ: SLCR) will combine to become a publicly listed company • The transaction is expected to close in early 2022 • Post-closing, the company is expected to retain the Tims China name and its common stock is expected to be listed on Nasdaq • The transaction will provide growth capital to the company for future store development and, potentially, other growth investments IMPORTANT REMINDER: All information, including any forward-looking statement, should be considered in light of and subject to slides 1-3 “Disclaimer and Risk Factors”

31 Detailed Transaction Overview ____________________ Note: Excludes certain shares subject to future grant or forfeiture within 5 years of closing, as below: - 14.0 million shares to be granted to Existing Shareholders if, for any 20 trading days within any consecutive 30 trading day period, the market price of shares reaches $12.50 (50%, 7.0 million shares) and $15.00 (50%, 7.0 million shares); and - 1.4 million shares to be forfeited by Sponsor and cancelled if there are not 20 trading days within any consecutive 30 trading day period during which the market price of shares reaches $12.50 (50%, 0.7 million shares) and $15.00 (50%, 0.7 million shares) (1) Assumes no redemption of public shares (2) Excludes the impact of warrants and future management equity compensation (3) Assumes Tim Hortons China debt-free, cash-free at closing (4) Estimated transaction expenses of c.$30 million, exact amount to be finalized Existing Shareholders Rollover Equity 1,688 Cash Held in Trust (1) 345 Total 2,033 Equity Consideration to Tims Existing Shareholders 1,688 Cash to Balance Sheet 315 Estimated Transaction Expenses (4) 30 Total 2,033 Illustrative Pro Forma Capitalization (2) Illustrative Pro Forma Valuation Uses (US$mm) Shareholders Shares (mm) % Tims Existing Shareholders 168.8 80.2% SPAC Shareholders 34.5 16.4% Sponsor 7.2 3.4% Total 210.5 100.0% (US$mm) Share Price $10.00 (x) Pro Forma Shares Outstanding (1) (2) 210.5 Pro Forma Equity Value 2,105 Less: Assumed Pro Forma Net Cash (3) 315 Pro Forma Enterprise Value 1,790 Estimated Sources and Uses IMPORTANT REMINDER: All information, including any forward-looking statement, should be considered in light of and subject to slides 1-3 “Disclaimer and Risk Factors” 80.2% 16.4% 3.4% Tims Existing Shareholders SPAC Shareholders Sponsor Illustrative Pro Forma Ownership Sources (US$mm) $2.1bn PF Equity Value

32 Far Outpacing Peers in Near-Term Growth ____________________ Source: FactSet. Market data as of October 4, 2021 Notes: All financials are calendarized to Dec-31. Projected figures (2021-2026 and onwards) based on Tims management estimates (1) Calculated based on revenue from company owned and operated stores 104%(1) 44% 43% 42% 32% 31% 27% 25% 23% 21% 17% 13% 12% 9% Median: 25% Revenue CAGR (2021-23E) Comparable High-Growth Foodservice & Retail Companies India IMPORTANT REMINDER: All information, including any forward-looking statement, should be considered in light of and subject to slides 1-3 “Disclaimer and Risk Factors”

33 Valued near Median of Peers for Near-Term Revenue 3.9x(1) 13.4x 8.8x 5.8x 5.2x 4.1x 3.9x 3.4x 3.3x 2.7x 2.7x 1.7x 1.6x 0.9x ____________________ Source: FactSet. Market data as of October 4, 2021 Notes: Refer to initial pre-transaction enterprise value of US$1.688 bn. All financials are calendarized to Dec-31. Projected figures (2021-2026 and onwards) based on Tims management estimates (1) Calculated based on revenue from company owned and operated stores All metrics reflect CY2023E unless otherwise specified Comparable High-Growth Foodservice & Retail Companies EV / Revenue Median: 3.4x India IMPORTANT REMINDER: All information, including any forward-looking statement, should be considered in light of and subject to slides 1-3 “Disclaimer and Risk Factors”

34 Valued at a Steep Discount to Peers on Near-Term Growth 0.04 (1) 0.80 0.43 0.42 0.42 0.15 0.14 0.13 0.13 0.10 0.08 0.06 0.05 0.03 EV / Revenue / Growth Median: 0.13 India All metrics reflect CY2023E unless otherwise specified Comparable High-Growth Foodservice & Retail Companies ____________________ Source: FactSet. Market data as of October 4, 2021 Notes: Refer to initial pre-transaction enterprise value of US$1.688 bn. All financials are calendarized to Dec-31. Projected figures (2021-2026 and onwards) based on Tims management estimates (1) Calculated based on revenue from company owned and operated stores IMPORTANT REMINDER: All information, including any forward-looking statement, should be considered in light of and subject to slides 1-3 “Disclaimer and Risk Factors”

# Tim Hortons China Priced at a Discount to Peers



Implied EV Based on Comps' Current Valuation
A. Implied Future EV
B. Implied Discounted Future EV
C. Initial pre-transaction EV
5.0x – 6.0x 2026E Revenue(1)
15% Discount Rate
US$7.1 bn
US$5.9 bn
~74% Discount
US$3.5 bn
US$2.9 bn
~48% Discount
US$1.688 bn

**Summary of valuation approach**

A. Applies a range of 5.0x – 6.0x multiples to Tim Hortons China's 2026E Revenue[1] to arrive at an Implied Future Enterprise Value. Range based on the median of the EV/CY2021E Revenue multiples of comparable companies (see chart below)

B. The resulting Implied Future Enterprise Value is discounted back 5 years to arrive at an Implied Discounted Future Enterprise Value

C. The Transaction Enterprise Value implies a ~48% discount to the mid-point of the Implied Discounted Future Enterprise Value range

**Valuation benchmarking - EV / CY2021E Revenue**



18.3x
12.9x
12.1x
6.9x
6.6x
6.6x
5.4x
5.0x
4.7x
4.2x
2.9x
2.0x
1.5x
Median: 5.4x
India

IMPORTANT REMINDER: All information, including any forward-looking statement, should be considered in light of and subject to slides 1-3 "Disclaimer and Risk Factors"

*Source: FactSet. Market data as of October 4, 2021*
*Notes: All financials are calendarized to Dec-31. Projected figures (2021-2026 and onwards) based on Tims management estimates*
*(1) Calculated based on revenue from company owned and operated stores*

35

36 • Dutch Bros, an emerging drive-through coffee chain headquartered in Oregon with a total of 471 company-owned and franchise locations throughout the U.S., saw significant share price momentum in the stock market post IPO on 15 Sep 2021 • Its share price has increased by c.96% to US$44.97 (as of 4 Oct) from IPO offer price of US$23.00, implying a current EV of US$7.2bn 20.0 25.0 30.0 35.0 40.0 45.0 50.0 55.0 14-Sep 18-Sep 22-Sep 26-Sep 30-Sep 4-Oct Case Study: Dutch Bros’ IPO 2 IPO Date Implied EV/ LTM (1H21) Revenue At IPO 9.0x Current 17.9x $44.97 IPO Offer Price $23.00 Share price performance since IPO ____________________ Source: Dutch Bros’ prospectus as of September 14, 2021. FactSet. Market data as of October 4, 2021 (1) Dutch Bros’ prospectus (as of September 14, 2021) included other financial and operating metrics (2) Refer to number of Dutch Bros Reward app member activations (3) Defined as net sales less beverage, food and packaging costs, labor and other costs, including pre-opening costs. Margin calculated based on company- operated shop revenue, which is defined as the aggregate beverage sales in company-operated shops IMPORTANT REMINDER: All information, including any forward-looking statement, should be considered in light of and subject to slides 1-3 “Disclaimer and Risk Factors” Operating Metrics(1) System-Wide Store Network Total: 471 (as of June 2021) Company-Operated: 207 Franchised: 264 Net Store Openings 2020: 71 1H21: 30 Dutch Rewards Members 2.3mm (as of June 2021)(2) Key Financials(1) GAAP Revenue LTM (1H21): US$405mm 2019-LTM (1H21) CAGR: 42% Revenue from Company-Operated Shops LTM (1H21): US$316mm 2019-LTM (1H21) CAGR: 63% Store-Level Profitability LTM (1H21) Company-Operated Shop Contribution(3): 29.0% Valuation Multiples EV/LTM (1H21) GAAP Revenue: 17.9x Total: 219 stores (as of June 2021) Company-Operated stores: 208 Franchised stores: 11 2020: 103 1H21: 82 3.9mm (as of June 2021) System-Wide Store Network: Net Store Openings: Loyalty Club Members:

Thank you! Thank you!

Standard Divider Page ; Appendix

# Historical Financials and Reconciliation

| (in thousands except per share data) | Year Ended December 31, 2020 (RMB) | Year Ended December 31, 2020 (US$) |
|---|---|---|
| **Total revenues** | **212,085** | **32,848** |
| Company owned and operated store costs and expenses | 243,731 | 37,749 |
| Costs of other revenues | 5,208 | 807 |
| Marketing expenses | 16,986 | 2,631 |
| General and administrative expenses | 79,366 | 12,292 |
| Franchise and royalty expenses | 8,592 | 1,331 |
| Other operating costs and expenses | 2,713 | 420 |
| Other income | (3,339) | (517) |
| **Total costs and expenses, net** | **353,257** | **54,713** |
| Operating loss | (141,172) | (21,865) |
| Interest income | 511 | 79 |
| Foreign currency transaction gain / (loss) | (2,399) | (372) |
| Loss before income taxes | (143,060) | (22,158) |
| Income tax expenses | - | - |
| **Net loss** | **(143,060)** | **(22,158)** |
| Less: Net Loss attributable to non-controlling interests | (1,060) | (164) |
| Net Loss attributable to shareholders of THIL | (142,000) | (21,994) |
| Basic and diluted loss per ordinary share | (1,416) | (219) |

| (in thousands) | Year Ended December 31, 2020 (RMB) | Year Ended December 31, 2020 (US$) |
|---|---|---|
| **Net loss** | **(143,060)** | **(22,157)** |
| Interest income(1) | (511) | (79) |
| Foreign currency transaction gain/(loss)(2) | 2,399 | 372 |
| Depreciation and amortization(3) | 27,838 | 4,312 |
| Deferred revenue related to customer loyalty program(4) | 2,152 | 333 |
| Input VAT refund(5) | 2,716 | 421 |
| Other income(6) | (3,340) | (518) |
| Other operating costs and expenses(7) | 2,713 | 420 |
| Other revenues(8) | (6,048) | (937) |
| Costs of other revenue(9) | 5,208 | 807 |
| General and administrative expenses(10) | 79,366 | 12,292 |
| Corporate marketing expenses(11) | 8,745 | 1,354 |
| **Adjusted store contribution** | **(21,822)** | **(3,380)** |
| **Others** | | |
| Store pre-opening costs and expenses(12) | 19,850 | 3,074 |
| Non-cash rental adjustment(13) | 12,118 | 1,877 |

*Source: F-4 as of September 23, 2021 (KPMG audited financials)*
*Notes: USD/RMB = 6.4566 (as of 30-Jun-2021). Due to rounding, percentages may not precisely reflect the absolute figures*
*(1) Primarily consists of interest received on cash deposited in bank accounts*
*(2) Represents the effect of exchange rate changes on transactions denominated in currencies other than the functional currency*
*(3) Primarily consists of depreciation related to property, equipment and store renovations and amortization of the franchise right to use the Tim Hortons brand*
*(4) Represents deferred revenue related to our customer loyalty program recognized during the period*
*(5) Represents a refund of input VAT from the local tax authority that we received during the period*
*(6) Primarily consists of government grants that we received during the period*
*(7) Primarily consists of the disposal of certain limited-time-offer products*
*(8) Represents franchise fees and revenues from other franchise support activities that we received from sub-franchisees during the period*
*(9) Primarily consists of costs related to the purchase of kitchen equipment, raw materials for food and beverage products that THIL sells to sub-franchisees*
*(10) Primarily consists of payroll and other employee benefits for our administrative employees, research and development expenses, rental expenses for our office space and other back-office expenses*
*(11) Represents expenses associated with advertising and brand promotion activities at the corporate level during the period*
*(12) Primarily consists of material costs and labor costs incurred for training purposes during the store pre-opening period*
*(13) Primarily consists of the differences between rental expenses recognized under U.S. GAAP, using straight-line recognition, and actual cash paid for rental expenses*

IMPORTANT REMINDER: All information, including any forward-looking statement, should be considered in light of and subject to slides 1-3 "Disclaimer and Risk Factors"

39

40 2021E 2022E 2023E 2024E 2025E 2026E Key Financials (US$ mm) Revenue (1) 103.9 244.6 431.5 655.0 913.2 1,182.8 Growth % 135.4% 76.4% 51.8% 39.4% 29.5% Adj Company EBITDA (2) (14.7) (6.1) 15.5 47.9 95.8 155.5 Growth % nm nm nm 208.3% 99.9% 62.3% Adj Store EBITDA (3) 5.7 22.1 52.9 97.6 155.7 226.7 Growth % 260.5% 290.4% 139.0% 84.6% 59.5% 45.6% Operating Metrics No of Stores 388 733 1,163 1,678 2,203 2,753 Company Owned 372 697 1,097 1,572 2,047 2,522 Company Owned (excl. Tims Go) 305 555 855 1,205 1,555 1,905 Tims Go 67 142 242 367 492 617 Franchise 16 36 66 106 156 231 IMPORTANT REMINDER: All information, including any forward-looking statement, should be considered in light of and subject to slides 1-3 “Disclaimer and Risk Factors” ____________________ Source: F-4 as of September 23, 2021 Notes: USD/RMB = 6.4566 (as of 30-Jun-2021). Due to rounding, percentages may not precisely reflect the absolute figures (1) Revenue from Company Owned and Operated Stores (2) Tims defines Adjusted Company EBITDA as Adjusted Store EBITDA adding back general and administrative expenses and EBITDA from franchising (3) Tims defines Adjusted Store EBITDA as net loss adjusted by interest income, foreign currency transaction gain/(loss), depreciation and amortization, deferred revenue related to customer loyalty program, input VAT refund, other income, other operating costs and expenses, other revenues, costs of other revenue, general and administrative expenses, corporate marketing expenses, store pre-opening costs and expenses and non-cash rental adjustment Prior to Silver Crest's board of directors approving the Business Combination and the execution of the Merger Agreement and related agreements, at the request of Silver Crest for management materials as part of its due diligence and evaluation process, THIL provided Silver Crest with the following internally prepared forecasts 5-Year Outlook

41 A Unique Opportunity with No Direct Comparables India US coffee chain & high-growth foodservice China high-growth foodservice China high-growth consumer products & retail High-growth emerging markets QSR ✓ Leading fast-growing brands ✓ China foodservice focus ✓ Tims coffee chain model is more scalable and digital ✓ Industry leading growth ✓ US QSR / chain food service ✓ Significantly stronger China market fundamentals ✓ High-growth emerging markets players ✓ Relevant business models ✓ Stronger China growth and Tims at hyper-growth stage ✓ China consumer proxy ✓ Growth leaders in sector ✓ Coffee sector has less fashion and product risk

# Compelling Store Level Economics & Payback Periods

**Capex Reduction**
- Capturing economies of scale
- Optimizing construction costs
- Optimizing store footprint

**Comp Sales Growth**
- Building brand awareness
- Expanding daypart offerings
- Increasing visit frequency

**Operating Cost Reduction**
- Improving lease terms
- Reducing supply costs

## Initial Target Parameters for Mature Stores

| *(RMB unless noted)* | Classic | Tims Go |
|---|---|---|
| Ticket Count (#) | 300 | 150 |
| Average Check | 36 | 32 |
| Annual Revenue | ~4,000,000 | ~1,750,000 |
| Adj Store EBITDA Margin (%) | 15-20% | 20-25% |
| Annual Adj Store EBITDA | 600,000-800,000 | 350,000-440,000 |
| Capex | ~1,500,000 | ~700,000 |
| Payback Period (mos) | ~20-30 | ~18-24 |

*Note: Projected figures (2021-2026 and onwards) based on Tims management estimates*

IMPORTANT REMINDER: All information, including any forward-looking statement, should be considered in light of and subject to slides 1-3 "Disclaimer and Risk Factors"

42

43 Tim Hortons China Board of Directors Paul Hong Director Meizi Zhu Director 2 Tim Hortons China Eric Wu Director Ekrem Ozer Director Andrew Wehrley Director Gregory Armstrong Director Peter Yu Chairman